U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   FORM 10-KSB
                      For the year ended December 31, 2004


                         Part I. Registrant Information

                                   Maxxon, Inc.
                            (Full Name of Registrant)

                              9202 South Toledo Ave.
                                 Tulsa, OK 74137
                                 (918) 492-1257
           (Address and Telephone No. of Principal Executive Offices)

         Nevada                     0-28629                     73-1526138
(State of incorporation)        (SEC File Number)         (IRS Employer ID No.)



                       Part II. Rules 12b-25 (b) and (c)

     The Registrant makes the following representations with respect to filing this Form 12b-25:

     (a) The reason(s) causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.

     (b) The subject annual report on Form 10-KSB for the year ended December 31, 2004, will be filed no later than the fifteenth calendar day following the due date.

     (c) Not Applicable


                              Part III. Narrative

     The Company has been involved in litigation which has required a substantial amount of attention from the registrant's former officer, employees and legal counsel. In addition, as discussed in the registrants Form 8-K filed March 21, 2005, Ron Wheet became the Company's new CEO and Director on March 16, 2005 following the resignation of the Company's former CEO. In light of the time dedicated to the litigation and to facilitate the transition of its new CEO, the registrant is still in the process of finalizing its financial statements and disclosures, and requires additional time to review and complete its Form 10-KSB for the year ended December 31, 2004.



                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                              Ronald Kaufman, Esq.
                              918-584-4463

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                          [  X  ] Yes                 [     ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [     ] Yes                 [  X  ] No


                                   SIGNATURES

     The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




                                        MAXXON, INC.

                                        By:/s/  RON WHEET
                                        ----------------------------
                                        Ron Wheet
                                        Chief Executive Officer


Date:  March 31, 2005